EXHIBIT 8.1
List of Subsidiaries

Name of Subsidiary	Jurisdiction
AgPlenus Ltd.	Israel
Biomica Ltd.	Israel
Casterra Ag Ltd. (formerly known as Evofuel Ltd.).	Israel
Lavie Bio Ltd.	Israel